As filed with the Securities and Exchange Commission on January 26, 2017

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

PATHWAY ENERGY INFRASTRUCTURE FUND, INC.
(Name of Subject Company (Issuer) AND Filing Person (Offeror))
Common Stock, Par Value $0.01 per share
(Title of Class of Securities)
70322Q106 – Class R Common Stock
70322Q304 – Class RIA Common Stock
70322Q205 – Class I Common Stock
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

M. Grier Eliasek
Chief Executive Officer
Priority Income Fund, Inc.
10 East 40th Street, 42nd Floor
New York, NY 10016
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Steven B. Boehm, Esq.
Cynthia R. Beyea, Esq.
Sutherland Asbill & Brennan LLP
700 Sixth Street, NW
Washington, DC 20001
Tel: (202) 383-0100
Fax: (202) 637-3593

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE(1)
$10,803.23	$1.25

(1)
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2017, equals $115.90 per million dollars of the value of the transaction.

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify persons filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: $7.09	Filing Party: Pathway Energy Infrastructure Fund, Inc.
	Form or Registration No.: Schedule TO	Date Filed: December 15, 2016

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)
☒ Check the box if the filing is a final amendment reporting the results of the tender offer.

AMENDMENT NO. 1 TO SCHEDULE TO

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the U.S. Securities and Exchange Commission on December 15, 2016 (the “Schedule TO”) by Pathway Energy Infrastructure Fund, Inc., an externally managed, non-diversified, closed-end management investment company incorporated in the State of Maryland (the “Company”), relating to the offer by the Company to purchase up to $61,131 in the aggregate of the Company’s issued and outstanding common stock, par value $0.01 per share (the “Shares”) (which number represents the lesser of (i) the number of Shares the Company can repurchase with the proceeds it received from the issuance of Shares under the Company’s distribution reinvestment plan during the quarter ended September 30, 2016 or (ii) 5.0% of the weighted average number of Shares outstanding in the prior calendar year). The offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constituted the “Offer”).  The Offer expired at 12:00 Midnight, Eastern Time, on January 23, 2017, and a total of 771.659 Shares were validly tendered and not withdrawn pursuant to the Offer as of such date. In accordance with the terms of the Offer, the Company purchased 771.659 Shares from the requests for repurchase received by the Company that were validly tendered and not withdrawn at a price equal to $14.00 per Share for an aggregate purchase price of approximately $10,803.23. The purchase price per Share was equal to the net asset value per Share as of January 20, 2017.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 26, 2017

Priority Income Fund, Inc.

By: /s/ Brian H. Oswald
Name: Brian H. Oswald
Title: Chief Financial Officer, Chief Compliance Officer, Secretary and Treasurer